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FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FOR IMMEDIATE RELEASE

CONTACT: Steven F. Groth, Chief Financial Officer
                        (212) 599-8000

FINANCIAL FEDERAL CORPORATION ANNOUNCES EARNINGS
FOR THE FISCAL YEAR ENDED JULY 31, 2003

NEW YORK, NY: September 30, 2003 - Financial Federal Corporation ("**FIF**" - **NYSE**), announced net earnings of $30.1 million for the year ended July 31, 2003, a decrease of 19% from the $37.1 million earned for the year ended July 31, 2002. Diluted earnings per share decreased by 17% to $1.65 from $1.99. Finance receivables originated during the year totaled $696 million. Finance receivables outstanding decreased by 1% to $1.42 billion at July 31, 2003 from $1.44 billion at July 31, 2002.

Net earnings for fiscal 2003 includes a $1.1 million non-recurring, after-tax loss from the redemption of convertible debt. This loss reduced diluted earnings per share by $0.06. Without this loss, net earnings was $31.2 million and diluted earnings per share was $1.71, decreases of 16% and 14%, respectively from fiscal 2002. These amounts are non-GAAP financial measures that management believes to be useful to investors in comparing the Company's current operating performance to past and future fiscal periods.

Net charge-offs in fiscal 2003 were $12.4 million or 0.87% of average finance receivables compared to $3.4 million and 0.25% in fiscal 2002. Non-performing assets were 4.4% of total finance receivables at July 31, 2003 compared to 3.7% at July 31, 2002. Delinquent receivables (60 days or more past due) were 1.6% of total finance receivables at July 31, 2003 compared to 2.3% at July 31, 2002.

Paul R. Sinsheimer, CEO, commented "I am pleased to report improvement in the following credit quality statistics during the fourth quarter of fiscal 2003; repossessions were down by 32%, past dues by 25%, non-accruals by 4% and net charge-offs by 5%. New business opportunities were soft due to the weak economy.

"During fiscal 2003 we took several steps to strengthen our balance sheet. We raised $35 million in equity through the call of our convertible subordinated debt lowering our leverage to 3.3x compared to our historical level of 5.0x. Additionally, we accessed the debt markets through on balance sheet securitizations and term debt. This further diversified our liquidity and lengthened maturities.

"Fitch Ratings has recognized these initiatives by reaffirming our investment grade ratings and raising their Ratings Outlook from stable to positive. While fiscal 2003 marked our first year of lower earnings and finance receivables outstanding, our focus on credit quality and liquidity has positioned the Company for growth and profitability in an improving economic environment."

Financial Federal Corporation specializes in financing industrial and commercial equipment through installment sales and leasing programs for manufacturers, dealers and end users nationwide. For additional information, please visit the Company's website at www.financialfederal.com.

-more-

CONDENSED CONSOLIDATED INCOME STATEMENTS
(In thousands, except per share amounts)

	Three months ended July 31,		Years ended July 31,	
	2003	**2002**	**2003**	**2002**
Finance income	$31,306	$35,367	$130,247	$138,777
Interest expense	9,809	12,522	43,534	51,007
Net finance income before provision for possible losses	21,497	22,845	86,713	87,770
Provision for possible losses	4,050	1,575	11,950	5,600
Net finance income	17,447	21,270	74,763	82,170
Salaries and other expenses	6,086	5,419	23,391	21,028
Loss on redemption of convertible debt	--	--	1,737	--
Earnings before income taxes	11,361	15,851	49,635	61,142
Provision for income taxes	4,451	6,243	19,547	24,074
NET EARNINGS	**$6,910**	**$9,608**	**$30,088**	**$37,068**
Earnings per common share:				
Diluted	**$0.38**	**$0.51**	**$1.65**	**$1.99**
Basic	$0.38	$0.57	$1.67	$2.23
Number of shares used:				
Diluted	18,326	20,321	18,358	20,120
Basic	18,092	16,747	17,975	16,645

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

July 31,	2003	2002
ASSETS		
Finance receivables	$1,415,489	$1,436,469
Allowance for possible losses	(23,754)	(24,171)
Finance receivables-net	1,391,735	1,412,298
Cash	8,015	7,092
Other assets	26,332	28,456
TOTAL ASSETS	$1,426,082	$1,447,846
LIABILITIES		
Senior debt	$1,042,276	$1,030,396
Subordinated debt	--	93,478
Other liabilities and deferred taxes	67,410	75,403
Total liabilities	1,109,686	1,199,277
STOCKHOLDERS' EQUITY	316,396	248,569
TOTAL LIABILITIES AND EQUITY	$1,426,082	$1,447,846

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are referred to the most recent reports on Forms 10-K and 10-Q filed by the Company with the Securities and Exchange Commission that identify such risks and uncertainties.

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